UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A     .

Nominees for Non-executive Directors
On February 20, 2009, KB Financial Group Inc. (“KB Financial Group”) disclosed details regarding the nominees for non-executive directors to be appointed at the annual general meeting of shareholders of KB Financial Group to be held on March 27, 2009.
Nominees for Non-executive Directors

Name
(Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Bo Kyung Byun (Reappointment) (08/09/1953)	CEO, Kolon I’Net Co.,Ltd	• Managing Director, IBM Korea • CEO, LG-IBM PC Co., Ltd. • CEO, Kolon Data Communication Co., Ltd. • CEO, Kolon Benit Co., Ltd.	• Kyunggi High School • B.S. in Mechanical Engineering, Seoul Nat’l Univ.	Republic of Korea	*

Jae Mok Jo (New appointment) (01/05/1961)	• CEO, Ace Research Center Co., Ltd. (Seoul) • CEO, Ace Research Center Co., Ltd. (Daegu)	• Lecturer, Keimyung University • Specialized Lecturer, New Goods Development Research, LG Group • Adjunct Professor, Catholic University of Daegu • Member, Seoul Advisory Committee	• Yeongnam High School • B.A., M.A. and Ph.D. in Psychology, Keimyung University	Republic of Korea	*

*	To be disclosed upon final determination.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 20, 2009	By: /s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO